FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For December 2002


Commission File Number 0-25816
                       -------

                          ARCHANGEL DIAMOND CORPORATION
                          -----------------------------
                 (Translation of registrant's name into English)

                Suite 400, 65 Overlea Blvd., Toronto, ON M4H 1P1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                        Form 20-F [X]   Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                        Yes  [ ]       No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

--------------------------------------------------------------------------------

The following are included in this Form 6-K:

1. Press Release dated December 17, 2002
2. Form 53-901F, Material Change Report dated December 18, 2002
3. Early Warning Report dated December 19, 2002
4. Press Release dated December 20, 2002
5. Form 53-901F, Material Change Report dated December 30, 2002

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ARCHANGEL DIAMOND CORPORATION
                                                   (Registrant)

                                         By:    /s/ David Massola
                                            -----------------------------
                                                David Massola
                                                Chief Financial Officer




Date: December 31, 2002

ARCHANGEL                                       NEWS RELEASE
Diamond Corporation                             02-6
10920 W. Alameda Ave, Suite 205                 TSX Venture Exchange
Lakewood, Colorado 80226                        Symbol:  AAD
Tel:     303-292-1299                           42.2 million shares outstanding
Fax:     303-297-0538                           DECEMBER 17, 2002

-------------------------------------------------------------------------------

                      ARCHANGEL ANNOUNCES PRIVATE PLACEMENT
                  WITH WHOLLY OWNED SUBSIDIARY OF DE BEERS S.A.

-------------------------------------------------------------------------------

Denver, Colorado - Archangel Diamond Corporation (TSXVEN - AAD) (herein, "AAD" or the "Company") announces that it has arranged a private placement financing of C$3,000,000 which will result, together with certain related transactions, in the lead subscriber, Cencan, S.A., a wholly owned subsidiary of De Beers S.A., owning approximately 45.3 million shares (or 64%) of the Company on a post-transaction basis.

Pursuant to the terms of the proposed private placement, Cencan S.A. has agreed with the Company to subscribe for 28,000,000 Common shares, representing 38% of the total issued share capital of AAD at a price of C$0.10 per share. Cencan will also concurrently acquire the 17.3 million shares owned by Task Holdings Limited. The remaining 2,000,000 shares allocated for the proposed private placement will be placed with other eligible investors identified by the Company. All securities issued will be subject to a four month hold period in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

The Board of Directors of the Company have unanimously resolved that the proposed private placement is in the best interests of the Company and that the proposed terms are reasonable in the circumstances. The long dispute over the Company's contractual right to, or proprietary interest in, the Verkhotina Area and the Grib diamond deposit located in the Arkhangel'sk region of Russia together with market conditions, generally required the Directors of the Company to act quickly to replenish the working capital of the Company and allow the Company to continue operations beyond the end of this year. It is expected that the gross proceeds of the proposed private placement will continue to be used to assert and consolidate the Company's right and interest in the Grib diamond deposit and general corporate purposes.

Timothy Haddon, the Company's President and CEO commented, "Following the disappointing decision of the Denver court denying jurisdiction in our case against LUKoil and Arkhangelskgeoldobycha ("AGD"), and given our financial situation, this transaction represents an exciting new beginning for the Company. Having De Beers, the world's leading diamond producer, as our largest shareholder bodes well for the future of the Company and hopefully for the resolution of our title problems and advancement in the evaluation and development of the Verkhotina license."

On the closing of the proposed private placement, Timothy Haddon, Gary Davis and Richard Wake-Walker will resign from the Board of Directors of the Company. Messrs. Haddon and Davis will also resign their respective current offices of the Company but will continue to serve the Company's interests pursuant to consulting agreements with the Company. Cencan S.A. intends to nominate Mr. Gary Ralfe, Managing Director of De Beers, as Chairman of the Company, Mr. Ray Clark, Head of De Beers' representative office in Moscow, as Chief Executive Officer, and Mr. David Massola, Chief Financial Officer of De Beers Canada Corporation, as Chief Financial Officer. Cencan S.A. will also nominate Mr. Michael Farmiloe, Executive Director of De Beers Centenary AG, and Mr. Robert Shiriff, Counsel to Fasken Martineau DuMoulin LLP, as non-executive directors of the Company. Mr. Lamont Gordon and Mr. Clive Hartz will remain as non-executive directors of the Company. In addition, the Company will move its corporate offices to Toronto.

The TSX Venture Exchange has provided the Company, in the circumstances, with relief from the requirement to obtain shareholder approval for the change of control and change of management associated with the private placement. However, completion of the proposed private placement is subject to further negotiation and execution of definitive agreements, conditional acceptance by the TSX
Venture Exchange and compliance with all applicable legal and regulatory requirements. The anticipated closing date is December 19, 2002.

On November 22nd, the Denver District Court denied the Company's request to reconsider its motion to dismiss the case for lack of jurisdiction. On November 27th, the Company filed an appeal with the Court of Appeals in the State of Colorado requesting the court to reverse the trial courts Order dismissing the Company's case against LUKoil and AGD.

Archangel Diamond Corporation is an international diamond exploration Company that holds the right to earn a 40% interest in all profits from the mining of diamonds from the 400 square kilometer Verkhotina Area in the Oblast of Arkhangel'sk in northwestern Russia. The Corporation also currently owns a 40% interest in Almazny Bereg ("AB"), a Russian international open joint stock Company involved in the exploration of the Verkhotina Area.

De Beers Consolidated Mines Ltd. stated in a technical assessment study commissioned by Archangel Diamond Corporation and based on all exploration work completed through November 3, 1999, that the Grib Pipe has an estimated resource of approximately 98 million tonnes of kimberlite to a depth of 500 meters, containing some 67 million carats of recoverable +1 mm diamonds at an average mining grade of 69 carats per hundred tonnes and an average life-of-mine revenue value of US$79 per carat. The Grib Pipe was discovered in the spring of 1996 as part of the joint exploration program of the Corporation and AGD.

For further information please contact the Corporation at 303-292-1299, fax 303-297-0538, or by e-mail at archangeldiamond@worldnet.att.net or visit the Corporation's web site at www.archangeldiamond.com.

                                  FORM 53-901F

                        SECURITIES ACT (BRITISH COLUMBIA)

               MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
             SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES
             ------------------------------------------------------

1.   Reporting Issuer

     Archangel Diamond Corporation
     Suite 205, 10920 W. Alameda Avenue
     Lakewood, Colorado 80226

     (the "Corporation")

2.   Date of Material Change

     December 17, 2002

3.   Press Release

     Date of Issuance: December 17, 2002

     Place of Issuance:        Denver, CO

4.   Summary of Material Change

     The Corporation announced that it has arranged a private placement financing of C$3,000,000 which will result, together with certain related transactions, in the lead subscriber, Cencan, S.A., a wholly owned subsidiary of De Beers S.A., owning approximately 45.3 million shares (or 64%) of the Corporation on a post-transaction basis. On the closing of the proposed private placement, Timothy Haddon, Gary Davis and Richard Wake-Walker will resign from the Board of Directors of the Company.

     Also, on November 22nd, the Denver District Court denied the Corporation's request to reconsider its motion to dismiss the case for lack of jurisdiction. On November 27th, the Corporation filed an appeal with the Court of Appeals in the State of Colorado requesting the court to reverse the trial courts Order dismissing the Corporation's case against LUKoil and AGD.


5.   Full Description of Material Change

     Cencan S.A. has agreed with the Corporation to subscribe for 28,000,000 Common shares, representing 38% of the total issued share capital of Corporation at a price of C$0.10 per share. Cencan S.A. will also concurrently acquire the 17.3 million shares of the Corporation owned by Task Holdings Limited. The remaining 2,000,000 shares allocated for the proposed private placement will be placed with other eligible investors identified by the Corporation. All securities issued will be subject to a four month hold period in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

     It is expected that the gross proceeds of the proposed private placement will continue to be used to assert and consolidate the Corporation's right and interest in the Grib diamond deposit and general corporate purposes.

     On the closing of the proposed private placement, Timothy Haddon, Gary Davis and Richard Wake-Walker will resign from the Board of Directors of the Corporation. Messrs. Haddon and Davis will also resign their respective current offices of the Corporation but will continue to serve the
     Corporation's interests pursuant to consulting agreements with the Corporation. Cencan S.A. intends to nominate Mr. Gary Ralfe, Managing Director of De Beers, as Chairman of the Corporation, Mr. Ray Clark, Head of De Beers' representative office in Moscow, as Chief Executive Officer, and Mr. David Massola, Chief Financial Officer of De Beers Canada Corporation, as Chief Financial Officer. Cencan S.A. will also nominate Mr. Michael Farmiloe, Executive Director of De Beers Centenary AG, and Mr. Robert Shiriff, Counsel to Fasken Martineau DuMoulin LLP, as non-executive directors of the Corporation. Mr. Lamont Gordon and Mr. Clive Hartz will remain as non-executive directors of the Company. In addition, the Corporation will move its corporate offices to Toronto.

     (Also see attached News Release.)

6.   Reliance on Section 85(2) of the Act

     Not Applicable

7.   Omitted Information

     Nil.

8.   Senior Officer

     Contact: Gary E. Davis
     Chief Financial Officer and Corporate Secretary
     Telephone:       1-303-292-1299

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

DATED at Denver, Colorado, this 17th day of December, 2002

ARCHANGEL DIAMOND CORPORATION

/s/ Gary E. Davis

Gary E. Davis, Chief Financial Officer

ARCHANGEL                                      NEWS RELEASE
Diamond Corporation                            02-6
10920 W. Alameda Ave, Suite 205                TSX Venture Exchange
Lakewood, Colorado 80226                       Symbol:  AAD
Tel:     303-292-1299                          42.2 million shares outstanding
Fax:     303-297-0538                          DECEMBER 17, 2002

--------------------------------------------------------------------------------

                      ARCHANGEL ANNOUNCES PRIVATE PLACEMENT
                  WITH WHOLLY OWNED SUBSIDIARY OF DE BEERS S.A.

--------------------------------------------------------------------------------

Denver, Colorado - Archangel Diamond Corporation (TSXVEN - AAD) (herein, "AAD" or the "Company") announces that it has arranged a private placement financing of C$3,000,000 which will result, together with certain related transactions, in the lead subscriber, Cencan, S.A., a wholly owned subsidiary of De Beers S.A., owning approximately 45.3 million shares (or 64%) of the Company on a post-transaction basis.

Pursuant to the terms of the proposed private placement, Cencan S.A. has agreed with the Company to subscribe for 28,000,000 Common shares, representing 38% of the total issued share capital of AAD at a price of C$0.10 per share. Cencan will also concurrently acquire the 17.3 million shares owned by Task Holdings Limited. The remaining 2,000,000 shares allocated for the proposed private placement will be placed with other eligible investors identified by the Company. All securities issued will be subject to a four month hold period in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

The Board of Directors of the Company have unanimously resolved that the proposed private placement is in the best interests of the Company and that the proposed terms are reasonable in the circumstances. The long dispute over the Company's contractual right to, or proprietary interest in, the Verkhotina Area and the Grib diamond deposit located in the Arkhangel'sk region of Russia together with market conditions, generally required the Directors of the Company to act quickly to replenish the working capital of the Company and allow the Company to continue operations beyond the end of this year. It is expected that the gross proceeds of the proposed private placement will continue to be used to assert and consolidate the Company's right and interest in the Grib diamond deposit and general corporate purposes.

Timothy Haddon, the Company's President and CEO commented, "Following the disappointing decision of the Denver court denying jurisdiction in our case against LUKoil and Arkhangelskgeoldobycha ("AGD"), and given our financial situation, this transaction represents an exciting new beginning for the Company. Having De Beers, the world's leading diamond producer, as our largest shareholder bodes well for the future of the Company and hopefully for the resolution of our title problems and advancement in the evaluation and development of the Verkhotina license."

On the closing of the proposed private placement, Timothy Haddon, Gary Davis and Richard Wake-Walker will resign from the Board of Directors of the Company. Messrs. Haddon and Davis will also resign their respective current offices of the Company but will continue to serve the Company's interests pursuant to consulting agreements with the Company. Cencan S.A. intends to nominate Mr. Gary Ralfe, Managing Director of De Beers, as Chairman of the Company, Mr. Ray Clark, Head of De Beers' representative office in Moscow, as Chief Executive Officer, and Mr. David Massola, Chief Financial Officer of De Beers Canada Corporation, as Chief Financial Officer. Cencan S.A. will also nominate Mr. Michael Farmiloe, Executive Director of De Beers Centenary AG, and Mr. Robert Shiriff, Counsel to Fasken Martineau DuMoulin LLP, as non-executive directors of the Company. Mr. Lamont Gordon and Mr. Clive Hartz will remain as non-executive directors of the Company. In addition, the Company will move its corporate offices to Toronto.

The TSX Venture Exchange has provided the Company, in the circumstances, with relief from the requirement to obtain shareholder approval for the change of control and change of management associated with the private placement. However, completion of the proposed private placement is subject to further negotiation and execution of definitive agreements, conditional acceptance by the TSX
Venture Exchange and compliance with all applicable legal and regulatory requirements. The anticipated closing date is December 19, 2002.

On November 22nd, the Denver District Court denied the Company's request to reconsider its motion to dismiss the case for lack of jurisdiction. On November 27th, the Company filed an appeal with the Court of Appeals in the State of Colorado requesting the court to reverse the trial courts Order dismissing the Company's case against LUKoil and AGD.

Archangel Diamond Corporation is an international diamond exploration Company that holds the right to earn a 40% interest in all profits from the mining of diamonds from the 400 square kilometer Verkhotina Area in the Oblast of Arkhangel'sk in northwestern Russia. The Corporation also currently owns a 40% interest in Almazny Bereg ("AB"), a Russian international open joint stock Company involved in the exploration of the Verkhotina Area.

De Beers Consolidated Mines Ltd. stated in a technical assessment study commissioned by Archangel Diamond Corporation and based on all exploration work completed through November 3, 1999, that the Grib Pipe has an estimated resource of approximately 98 million tonnes of kimberlite to a depth of 500 meters, containing some 67 million carats of recoverable +1 mm diamonds at an average mining grade of 69 carats per hundred tonnes and an average life-of-mine revenue value of US$79 per carat. The Grib Pipe was discovered in the spring of 1996 as part of the joint exploration program of the Corporation and AGD.

For further information please contact the Corporation at 303-292-1299, fax 303-297-0538, or by e-mail at archangeldiamond@worldnet.att.net or visit the Corporation's web site at www.archangeldiamond.com.

                   On behalf of Archangel Diamond Corporation
                               "Timothy J. Haddon"
                                CEO and President

 The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

                          ARCHANGEL DIAMOND CORPORATION

                              EARLY WARNING REPORT

                        This report is made pursuant to:

                           National Instrument 62-103
                   Section 101 of the Securities Act (Ontario)
              Section III of the Securities Act (British Columbia)
                   Section 141 of the Securities Act (Alberta
                   Section 92 of the Securities Act (Manitoba)

1.       The name and address of the Offeror

         Cencan S.A. ("Cencan")

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances

         On December 19, 2002, Cencan, a wholly owned subsidiary of DeBeers S.A. subscribed (the "Subscription") for 28 million common shares ("Shares") of Archangel Diamond Corporation ("ADC").

         In addition, Cencan purchased 17.3 million Shares of ADC from Task Holdings Limited (the "Task Purchase").

3. The designation and number or principal amount of securities and the offeror's securityhholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file a press release.

         Following these transactions, Cencan holds 45.3 million Shares of ADC, which is approximately 64% of the issued and outstanding Shares of ADC.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in part 4 over which:

          a) The offeror, either alone or together with any joint actors, has ownership and control:

          45.3 million Shares, representing approximately 64% of the outstanding Shares of ADC.

          b) The offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and:

              Not applicable.

          c) The offeror, either along or together with any joint actors, has exclusive or share control by does not have ownership.

              Not applicable.

5. The name of the market in which the transaction or occurrence took place.

         The Subscription was made by private placement and the Task Purchase was made as an exempt take-over bid.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

         The transactions to acquire ADC Shares were made for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7. The general nature and the materials terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

         Not applicable.

8. The names of any joint actors in connection with the disclosure required by the Form.

         Not applicable.

9. In the case of a transaction of occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

         Cencan paid $0.10 per Share under the Subscription, and $0.08 per Share under the Task Purchase.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

         Not applicable.

                  DATED this 19th day of December, 2002.







                                "Michael Farmiloe"
                                -----------------------------------
                                Name:      Michael Farmiloe
                                Title:     Director

Archangel Diamond Corporation
Suite 400, 65 Overlea Blvd.
Toronto, ON  M4H 1P1


Archangel Diamond Corporation announces successful private placement

08:03 EST Friday, December 20, 2002

TSX Venture Exchange

Symbol: AAD

72.2 million shares outstanding


TORONTO, Dec. 20 /CNW/ - Archangel Diamond Corporation (TSX-VEN - AAD) (herein, "AAD" or "Company") today announced that it has successfully arranged a private placement financing of C$ 3,000,000 through issuance of an additional 30 million common shares at C$ 0.10 per share.

Cencan S.A., a wholly owned subsidiary of De Beers S.A., has purchased 28 million of such shares. The balance has been purchased by other investors identified by the Company.

In addition, Cencan S.A has purchased 17.3 million common shares of the Company from Task Holdings Limited.

The result is that Cencan S.A.'s total investment in the Company represents approximately 64% of the total issued share capital.

Mr. Gary Ralfe has been appointed as Chairman and a Director, Mr. Ray Clarke as President, Chief Executive Officer and Director and Mr. David Massola as Chief Financial Officer and Secretary of the Company. Mr. Michael Farmiloe and Mr. Robert Shirriff have been appointed as non-executive directors of the company. Mr Lamont Gordon and Mr Clive Hartz remain as non- executive directors of the company.

The Company's corporate offices are located in Toronto at the address shown above.

On behalf of Archangel Diamond Corporation

David W. Massola

CFO and Secretary

The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

For  further   information:   please   contact  Linda   Dorrington,   Manager  -
Communications, Archangel Diamond Corporation at (416) 804-5801 or (905) 849-0619, fax (416) 429-2462.

                                  FORM 53-901F

                        SECURITIES ACT (BRITISH COLUMBIA)

                MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
             SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES
             ------------------------------------------------------

1.   Reporting Issuer

     Archangel Diamond Corporation
     Suite 205, 10920 W. Alameda Avenue
     Lakewood, Colorado 80226

     (the "Corporation")

2.   Date of Material Change

     December 20, 2002

3.   Press Release

     Date of Issuance: December 20, 2002

     Place of Issuance:        Toronto, ON

4.   Summary of Material Change

     The Corporation announced that the previously announced private placement financing of C$3,000,000 of 30,000,000 common shares at $0.10 per share has closed. which will result, together with certain related transactions, in the lead subscriber, Cencan, S.A., a wholly owned subsidiary of De Beers S.A., owning approximately 45.3 million shares (or 64%) of the Corporation on a post-transaction basis. Upon closing the proposed private placement, Timothy Haddon, Gary Davis and Richard Wake-Walker resigned from the Board of Directors of the Company, new directors and officers were appointed and the Corporation's head office moved to Toronto.

5.   Full Description of Material Change

     Cencan S.A. subscribed for 28,000,000 Common shares, representing 38% of the total issued share capital of Corporation at a price of C$0.10 per share. Cencan S.A. also concurrently acquired the 17.3 million shares of the Corporation owned by Task Holdings Limited. The remaining 2,000,000 shares allocated for the proposed private placement has been purchased by other investors identified by the Corporation.

     Messrs. Timothy Haddon, Gary Davis and Richard Wake-Walker have resigned from the Board of Directors of the Corporation. Messrs. Haddon and will continue to serve the Corporation's interests pursuant to consulting agreements with the Corporation. Mr. Gary Ralfe, has been appointed Chairman and a director; Mr. Ray Clark has been appointed President, Chief Executive Officer and director; Mr. David Massola has been appointed Chief Financial Officer and director; Messrs. Michael Farmiloe and Robert Shiriffhave been appointed as non-executive directors of the Corporation and Messrs. Lamont Gordon and Clive Hartz remain as non-executive directors of the Company. In addition, the Corporation's corporate offices are located at Suite 400, 65 Overlea Blvd., Toronto, ON M4H 1P1.

     (Also see attached News Release.)

6.   Reliance on Section 85(2) of the Act

     Not Applicable

7.   Omitted Information

     Nil.

8.   Senior Officer

     Contact: David Massola
     Chief Financial Officer and Corporate Secretary
     Telephone:       1-416- 645-1710, Extension 408

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 30th day of December, 2002

ARCHANGEL DIAMOND CORPORATION

/s/ David Massola

David Massola, Chief Financial Officer

Archangel Diamond Corporation
Suite 400, 65 Overlea Blvd.
Toronto, ON  M4H 1P1


Archangel Diamond Corporation announces successful private placement

08:03 EST Friday, December 20, 2002

TSX Venture Exchange

Symbol: AAD

72.2 million shares outstanding


TORONTO, Dec. 20 /CNW/ - Archangel Diamond Corporation (TSX-VEN - AAD) (herein, "AAD" or "Company") today announced that it has successfully arranged a private placement financing of C$ 3,000,000 through issuance of an additional 30 million common shares at C$ 0.10 per share.

Cencan S.A., a wholly owned subsidiary of De Beers S.A., has purchased 28 million of such shares. The balance has been purchased by other investors identified by the Company.

In addition, Cencan S.A has purchased 17.3 million common shares of the Company from Task Holdings Limited.

The result is that Cencan S.A.'s total investment in the Company represents approximately 64% of the total issued share capital.

Mr. Gary Ralfe has been appointed as Chairman and a Director, Mr. Ray Clarke as President, Chief Executive Officer and Director and Mr. David Massola as Chief Financial Officer and Secretary of the Company. Mr. Michael Farmiloe and Mr. Robert Shirriff have been appointed as non-executive directors of the company. Mr Lamont Gordon and Mr Clive Hartz remain as non- executive directors of the company.

The Company's corporate offices are located in Toronto at the address shown above.

On behalf of Archangel Diamond Corporation

David W. Massola

CFO and Secretary

The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

For  further   information:   please   contact  Linda   Dorrington,   Manager  -
Communications, Archangel Diamond Corporation at (416) 804-5801 or (905) 849-0619, fax (416) 429-2462.